August 7, 2009

VIA EDGAR AND COURIER

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY COMMSCOPE, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	CommScope, Inc. (File No. 1-12929)

Form 10-K for the fiscal year ended December 31, 2008

Filed February 26, 2009

Dear Mr. Spirgel:

This letter is being submitted in response to your letter dated July 31, 2009 (the “Comment Letter”) commenting on the Form 10-K for the year ended December 31, 2008, filed by CommScope, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 26, 2009.

Set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) numbered to correspond to the numbering of the comments of the Staff in the Comment Letter.

This letter is being filed with the SEC on EDGAR supplementally as correspondence and a complete copy of this letter in paper format is also being forwarded by courier.

August 7, 2009

[***] Confidential Treatment Requested

Pursuant to 17 CFR § 200.83

by CommScope, Inc.

Page Code Number CTV CTR 8/7/09-1

The Company respectfully requests, pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”), that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552) be afforded to the redacted portions of the Company’s responses bearing the confidential treatment request identification code CTV CTR 8/7/09 (the “Confidential Materials”). The Confidential Materials are marked herein with bracketed asterisks (“[***]”), and the page on which they appear is marked with the confidentiality legend required by Rule 83. The Company believes that the Confidential Materials contain information which is covered by one or more exemptions in the FOIA, for reasons of business confidentiality. If any person who is not an employee of the SEC, including any other government employee, requests an opportunity to inspect or copy the materials referred to herein, pursuant to the FOIA or otherwise, the Company requests in accordance with Rule 83 that it be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that it may further substantiate the foregoing request for confidential treatment.

Form 10-K

Management’s Discussion and Analysis

Critical accounting policies

Impairment reviews of goodwill and indefinite-lived assets, page 32

Staff Comment No. 1

We note that during the three months ended June 30, 2009 you were required to perform an interim impairment test of your cable products reporting unit. We also note that you determined that the fair value of the cable product reporting unit was approximately 1% higher than its carrying value. In future filings, please disclose whether, and the percentage by which, the fair value of the cable products reporting unit exceeded its carrying value upon completion of the step two goodwill impairment test performed at December 31, 2008. If this is the case, disclose the reasons why and disclose whether this excess of fair value over carrying value existing at December 31, 2008 was the primary factor that caused you to pass step one of the goodwill impairment test at June 30, 2009. Tell us the fair value of the cable products reporting unit at December 31, 2008 and June 30, 2009 used in your step one goodwill impairment test. If the fair value at June 30, 2009 was greater than the fair value at December 31, 2008, discuss in more detail the primary drivers justifying the increase.

Response

We advise the staff that the estimated fair value of the cable products reporting unit was [***] at December 31, 2008 and [***] at June 30, 2009, a decrease of [***]. The carrying value of the cable products reporting unit was [***] after step two of the goodwill impairment test was performed at December 31, 2008 and was [***] as of June 30, 2009, a decrease of [***]. The difference between the fair value and carrying value of the cable products reporting unit was [***] as of December 31, 2008, which was a

August 7, 2009

[***] Confidential Treatment Requested

Pursuant to 17 CFR § 200.83

by CommScope, Inc.

Page Code Number CTV CTR 8/7/09-2

minor factor in our passing step one of the goodwill impairment test at June 30, 2009. The primary factor in our passing step one of the goodwill impairment test at June 30, 2009 was the [***] decrease in the carrying value of the reporting unit, primarily as a result of decreased inventory and accounts receivable, amortization of identified intangible assets and depreciation of property, plant and equipment.

In our Form 10-Q for the quarter ending September 30, 2009, we will consider developments during the quarter that may be indicators of potential impairment for the cable products or other reporting units and include appropriate disclosure of any significant developments. For any step one goodwill impairment tests performed on an interim basis during 2009, we will disclose whether the estimated fair value of the affected reporting units increased or decreased as compared to the goodwill impairment test performed as of December 31, 2008.

Staff Comment No. 2

We note that you recorded goodwill impairment charges of $194 million and $103 million related to the WNS and ACCG segments, respectively. In future filings, disclose the goodwill impairment charge recorded for each reporting unit.

Response

In our Form 10-Q for the third quarter of 2009, we will disclose the impairment charges that were recorded during 2008 by reporting unit. If there are further goodwill impairment charges recorded, we will disclose such charges by reporting unit.

Staff Comment No. 3

We note your enhanced disclosures in your Form 10-Q for the quarter ended June 30, 2009. In future filings, please revise your sensitivity analysis to show only the impact of changes in key assumptions which would reduce the fair value of your reporting units.

Response

In future filings where the results of goodwill impairment tests are disclosed, we will provide sensitivity analysis only for the impact of changes in key assumptions that would reduce the fair value of our reporting units.

Please contact me at (828) 324-2200 or via fax at (828) 323-4849 if you have any questions or require additional information.

Sincerely,

/s/ Jearld L. Leonhardt
Jearld L. Leonhardt
Executive Vice Presidentand Chief Financial Officer

3